SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37399

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Bank Employees’ Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN

Financial Statements
and
Supplemental Schedule

December 31, 2015 and 2014

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
TABLE OF CONTENTS
December 31, 2015 and 2014

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) Schedule of Assets (Held at End of Year)	11

BDO	Tel: +212 885-8000 Fax: +212 697-1299 www.bdo.com	100 Park Avenue New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Kearny Bank Employees’ Savings Plan
Fairfield, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Kearny Bank Employees’ Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at the end of the year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Plan has elected to change its method for measuring the common/collective trust at contract value to fair value on the statements of net assets available for benefits in 2015 and 2014 due to the adoption of Accounting Standards Update (“ASU”) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit- Responsive Investment Contracts.” The common/collective trust no longer qualifies as a fully benefit-responsive contract in accordance with ASU 2015-12. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP
New York, New York

June 28, 2016

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Cash & equivalents	$ 32,101	$ --

Investments, at fair value:
Employer common stock	12,109,847	7,620,415
Investment in mutual funds	13,361,506	73
Interest in common/collective trusts	3,376,747	17,267,640
Total investments	28,848,100	24,888,128

Notes receivable from participants	1,044,089	951,606
Due from broker for sales of investments	6,643	8,604
Total assets	29,930,933	25,848,338
Liabilities
Due to broker for purchase of investments	47,710	7,623
Total liabilities	47,710	7,623

Net assets available for benefits	$ 29,883,223	$ 25,840,715

See accompanying notes to financial statements.

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Investment income:
Interest & dividends	$ 186,885	$ 2,468
Net appreciation in fair value of investments	2,516,653	2,625,147

Total investment income (loss)	2,703,538	2,627,615

Less: Investment expenses	(6,095)	(6,409)

Net investment income (loss)	2,697,443	2,621,206

Interest income on notes recievable from participants	40,778	35,226

Contributions & Transfers:
Participants	1,375,797	1,239,759
Employer	614,866	575,665
Rollovers	630,716	297,279

Total contributions	2,621,379	2,112,703

Total investment income and contributions	5,359,600	4,769,135

Deductions:
Benefits Paid to Participants	1,207,881	1,270,446
Administrative Expenses	109,211	106,932

Total deductions	1,317,092	1,377,378

Net Increase	4,042,508	3,391,757

Net Assets Available for Benefits - Beginning	25,840,715	22,448,958

Net Assets Available for Benefits - Ending	$ 29,883,223	$ 25,840,715

See accompanying notes to financial statements

Note 1 – Description of the Plan

The following brief description of the provisions of the Kearny Bank Employees’ Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

Participation:
The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  All employees are eligible to participate in the Plan after performance of 250 hours of service in a 3 consecutive month period and attainment of the age of 21.  The participant becomes eligible the first day following the eligibility month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:
Kearny Bank (“Employer Company”) has voluntarily agreed to make a matching contribution of 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation.  A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code (“Code”), which will not be matched by the Employer Company beyond the extent noted above.  Compensation is defined as base salary plus overtime.

Participant Accounts:
Each participant’s account is credited with the participant’s and Employer’s contributions, an allocation of the Plan’s earnings (including appreciation or depreciation of Plan assets) and charges for withdrawals.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting:
Participants are 100% vested immediately in both the participant and Employer Company contributions, including rollover contributions, and actual earnings thereon.

Retirement:
Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out.  Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals.  Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period.  Participants may also receive distributions in the form of Kearny Financial Corp. common stock.  Normal retirement age is 65.

Disability:
If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death:
Upon death, the value of a participant’s account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary).  If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of a lump sum distribution, annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant’s death.

Note 1 – Description of the Plan (continued)

Notes Receivable from Participants:
In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account.  Interest rates charged on participant loans range between 4.25% and 6.25% which are commensurate with the Prime Rate plus 1%, fixed for the term of the loan.  Principal and interest are paid ratably through payroll deductions.  Loan terms range from one to five years or greater for the purchase of a primary residence.  The Plan limits the number of participant loans outstanding to an individual participant at a given time to three loans.

Investment Options:
Participants may direct that contributions be invested in any one, or combination, of the following investment options below at 1% increments.  Fund balances may be transferred between the funds at the discretion of the participant without restriction.  Participants may change their investment elections at any time.

Fund Name	Fund Description
Common Stock:
Employer Common Stock	Kearny Financial Corp. Common Stock

Mutual Funds:
Vanguard 500 Index (Admiral)	S&P 500 Index Fund
Vanguard Growth Index (Admiral)	Large Cap Growth Index Fund
Vanguard Mid Cap Index (Admiral)	Mid Cap Index Fund
Vanguard REIT Index (Admiral)	MSCI US REIT Index Fund
Vanguard Small Cap Index (Admiral)	Small Cap Index Fund
Vanguard Total Bond Market Index (Admiral)	Diversified Bond Fund
Vanguard Total Intl Stock Index (Admiral)	International Stock Fund
Vanguard Value Index (Admiral)	CRSP Large Cap Value Index Fund
Vanguard Target Retirement Funds (2015 – 2060)	Target Date Retirement Funds

Common Collective Trusts:
Conservative Strategic Balanced SL Fund, Class 1	Diversified Bond Fund
Moderate Strategic Balanced SL Fund, Class 1	Diversified Stock & Bond Fund
Aggressive Strategic Balanced SL Fund, Class 1	Diversified Stock & Bond Fund
S&P 500 Index NL Series Fund, Class A	S&P 500 Index Fund
Russell Large Cap Value Index NL Series Fund, Class A	Russell 1000 Value Fund
Russell Large Cap Growth Index NL Series Fund, Class A	Russell 1000 Growth Fund
S&P Mid Cap Index NL Series Fund, Class A	S&P Mid Cap 400 Fund
Russell Small Cap Index NL Series Fund, Class A	Russel 2000 Index Fund
NASDAQ 100 Index NL Series Fund, Class A	Nasdaq 100 Index Fund
International Index NL Series Fund, Class A	MSCI EAFE Index Fund
REIT Index NL Series Fund, Class A	Dow Jones U.S. Select REIT Index Fund
Short-Term Investment Fund, Class A	Short-Term Investment Fund
U.S. Long Treasury Index NL Series Fund, Class A	Long-term US Treasury Bond Fund
Target Retirement Funds, Class A (2015 – 2060)	State Street Target Date Retirement Funds
U.S. Bond Index NL Fund, Class A	Barclays Capital U.S. Aggregate Bond Index Fund
Reliance Trust Stable Value Fund Series 25053, Class 0	Stable Value Fund

Valuation of Account:
For common collective trusts the Plan uses a unit system for valuing each Investment Fund.  Under this system, units represent each participant’s share in any Investment Fund.  The unit value is determined as of the close of business each regular business day (daily valuation).  For mutual funds, the Plan uses a daily Net Asset Value (“NAV”) to value each Fund.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  This applies even when the contracts are not held directly by the Plan but are underlying assets in common collective trust investments held by the Plan.  However, contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common/collective trust funds. The contract values for these common/collective trust funds are based on the net asset value of the fund as reported by the investment advisor. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund relating to indirect investments in fully benefit responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a fair value basis.

Valuation of Investments and Income Recognition:
The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Investment Fees:
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payments of Benefits:
Benefit payments are recorded when paid.

Administrative Costs:
Significant administrative costs of the Plan, other than administrative and loan fees, have been absorbed by Kearny Bank, the Plan sponsor.  Such costs are primarily related to audit fees and the use of sponsor company personnel to administer and account for the Plan.

Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (continued)

Reclassifications:
Certain prior year balances have been reclassified to be consistent with the current year’s financial statement presentation.  The reclassifications have no material effect on net asset or operating results of the prior year.

Recently Issued Accounting Pronouncements:
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The ASU simplifies Topic 820 by removing the requirement to categorize, within the fair value hierarchy, all investments measured using the net asset value per share practical expedient. Although classification within the fair value hierarchy is no longer required, an entity must disclose the amount of investments measured using the NAV practical expedient in order to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the balance sheet.  The Plan has elected to early adopt this ASU and is reflected as such in the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015 and is applied retrospectively for all financial statements presented. Early adoption is permitted for all entities. The Plan has evaluated the impact of adopting this ASU on the Plan’s financial statements and has elected to early adopt parts I and II of the ASU and is reflected as such in the financial statements.

Note 3 – Fair Value Measurement

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP.  Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 3 – Fair Value Measurement (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the unadjusted quoted market prices, which represent net asset value of shares held by the Plan at year end.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.  Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no unfunded commitments related to its investments, or significant restrictions on redemptions.  The Plan may redeem its investment on a daily and immediate basis.  The fund imposes certain restrictions on the Plan, and the fund itself may be subject to circumstances that impact its ability to transact at contract value.  Such events may include participant withdrawals based on advice or directive of the Plan sponsor, establishment of a competing fund, creation of new eligible Plan or actions of the Plan other than participant-directed withdrawals. Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value is not probable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Note 3 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stock	$ 12,109,847	--	--	$ 12,109,847
Mutual funds	13,361,506	--	--	13,361,506

Total investments at fair value	$ 25,471,353	$ --	$ --	$ 25,471,353
Common/collective trusts measured at net asset value*	$ --	--	--	$ 3,376,747
Total investments at net asset value*	$ --	--	--	$ 3,376,747

Total fair value investments	$ 25,471,353	--	--	$ 28,848,100

Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Common stock	$ 7,620,415	--	--	$ 7,620,415
Mutual fund	73	--	--	73
Common/collective trusts	--	14,913,412	--	14,913,412

Total investments at fair value	$ 7,620,488	$ 14,913,412	$ --	$ 22,533,900

Common/collective trusts measured at net asset value*	$ --	--	--	$ 2,354,228
Total investments at net asset value*	$ --	--	--	$ 2,354,228

Total fair value investments	$ 7,620,488	14,913,412	--	$ 24,888,128

*Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Note 4 – Related Party Transactions and Exempt Party-in-Interest Transactions

The Plan owns shares of Kearny Financial Corp. common stock.  The Employer Company pays for fees for accounting and other administrative services.  Additionally, certain employees and officers of the Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Participants pay for administrative fees and loan fees to Reliance Trust Company, Pentegra Retirement Services and State Street Investor Services.  The Vanguard Group invests in the common stock of Kearny Financial Corp. via their mutual funds.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.

Note 6 – Income Tax Status

The Plan has adopted a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Retirement Services, Inc.  The prototype plan obtained its latest determination letter dated March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Code. The Plan’s administrator and the Plan’s legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of  liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 7 – Risks and Uncertainties

The Plan holds investments in Kearny Financial Corp. common stock, mutual fund shares and common/collective trusts whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Note 8 – Subsequent Events

Effective January 1, 2016, the following Plan amendments were enacted:

•
Existing and new Plan participants who have not made a prior election waiving their right to participation will be automatically enrolled in the Plan upon their date of eligibility at a deferral rate of 6%.  Contributions will be allocated into a default fund unless otherwise allocated.

•
The Employer Company match will be increased from 3% to 3.5% based upon the following matching schedule: 100% match on the first 1% participant deferral plus 50% on the next 5% participant deferral, for a maximum Employer Company match of 3.5%.

•	The maximum number of outstanding loans to each participant will be reduced from 3 to 2.
•
Participants will be permitted to take up to 2 eligible hardship withdrawals per year based upon Plan requirements.  Non-hardship withdrawals will be limited to a maximum of 2 per participant, per year.

•	Commissions will now be included in the definition of eligible compensation.
•	Dollar thresholds for automatic disbursement and direct rollovers have been changed from $500 to $1,000 and from $1,000 to $5,000, respectively.
•	Installment payments and partial withdrawals to terminated participants will no longer be permitted.

For purposes of evaluating the effect of subsequent events on these financial statements, the Plan’s management has evaluated events through the date on which the financial statements were available to be issued.

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
EIN:  22-1032860
PN:  003
SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp.	Employer Common Stock	N/A	$ 12,109,847

	Mutual Funds:
	Federated Investors, Inc.	Federated Government Obligations Funds	N/A	20,967
	Vanguard	REIT Index (Admiral)	N/A	676,324
	Vanguard	Total Intl. Stock Index (Admiral)	N/A	456,363
	Vanguard	Target Retirement 2015	N/A	13,487
	Vanguard	Target Retirement 2025	N/A	168,552
	Vanguard	Target Retirement 2035	N/A	485,630
	Vanguard	Target Retirement 2045	N/A	22,207
	Vanguard	Target Retirement 2020	N/A	912,013
	Vanguard	Target Retirement 2060	N/A	2,791
	Vanguard	Target Retirement 2055	N/A	9,804
	Vanguard	Target Retirement 2050	N/A	18,819
	Vanguard	Target Retirement 2040	N/A	8,329
	Vanguard	Target Retirement 2030	N/A	61,372
	Vanguard	Target Retirement Income	N/A	516,196
	Vanguard	Mid Cap Index (Admiral)	N/A	2,284,902
	Vanguard	Growth Index (Admiral)	N/A	2,710,408
	Vanguard	Value Index (Admiral)	N/A	806,214
	Vanguard	Small Cap Index (Admiral)	N/A	1,245,016
	Vanguard	500 Index (Admiral)	N/A	2,023,816
	Vanguard	Total Bond Market Index (Admiral)	N/A	918,296

	Common/Collective Trusts:
*	Reliance Trust	Stable Value Fund - Series 25053 - Class 0	N/A	3,376,747

*	Participant loans	Interest rates range from 4.25% to 6.25%	--	1,044,089

				$ 29,892,189
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEARNY BANK EMPLOYEES’ SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Eric B. Heyer
Eric B. Heyer
Executive Vice President and Chief Financial Officer
Kearny Bank